SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Victory Capital Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

92645B 103

(CUSIP Number)

Nina Gupta

15935 La Cantera Parkway

San Antonio, Texas 78256

(216) 898-2552

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No. 92645B 103

1	Name of Reporting Person David C. Brown (In his capacity as a member of the Employee Shareholders Committee)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 76,500 (1)
	8	Shared Voting Power 8,565,131 (1)(2)
	9	Sole Dispositive Power 2,076,222 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,641,631 (1)(3)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.9% (4)(5)
14	Type of Reporting Person (See Instructions) IN

(1)	Each share of Common Stock is entitled to one vote.

(2)	Represents all shares of Common Stock of Victory Capital Holdings, Inc. subject to the ESHA discussed in this Schedule 13D. As discussed in this Schedule 13D, the Reporting Person is one of three committee members of the ESC under the ESHA and shares voting power over all of the shares subject to the ESHA with the other committee members. Includes 1,999,722 shares over which the Reporting Person has granted a voting proxy to the ESC. The Reporting Person disclaims beneficial ownership of all shares subject to the ESHA except for those shares directly owned by him.

(3)	Represents all shares of Common Stock owned by parties to the ESHA, and Common Stock owned by the Reporting Person. The Reporting Person does not have investment power with respect to any of the shares subject to the ESHA, except for those included in Row 9. The Reporting Person disclaims beneficial ownership of all shares subject to the ESHA except for those shares directly owned by him.

(4)	Represents the amount in Row 11 divided by the sum of (w) 11,700,000 shares of Common Stock outstanding as of February 7, 2018, as reported in the Registration Statement, (x) 1,110,860 additional shares of Common Stock sold on March 13, 2018 to the underwriters of the public offering pursuant to the Registration Statement on partial exercise of such underwriters’ option to purchase additional shares, (y) 45,403,761 shares of Common Stock that were issued upon the transfer and conversion of shares of Class B common stock prior to or upon the elimination of the dual-class share structure and subsequent to the elimination of the dual-class share structure, upon the vesting of restricted shares or exercise of options, (z) 2,040,443 shares of Common Stock issuable upon vesting of restricted shares or exercise of options beneficially owned by employees party to the ESHA, and (aa) 6,524,688 shares of Common Stock outstanding currently subject to the ESHA.

(5)	Based on a total of 66,779,752 shares of Common Stock (consisting of (i) 64,739,309 shares of outstanding Common Stock as of May 31, 2024, (ii) 927,623 unvested restricted shares of Common Stock beneficially owned by employees party to the ESHA and (iii) 1,112,820 shares of Common Stock issuable upon the exercise of options beneficially owned by employees party to the ESHA), the Reporting Person beneficially owns 12.9% of Victory Capital Holdings, Inc.’s outstanding Common Stock.

SCHEDULE 13D

CUSIP No. 92645B 103

1	Name of Reporting Person Michael D. Policarpo (In his capacity as a member of the Employee Shareholders Committee)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,500 (1)
	8	Shared Voting Power 8,565,131 (1)(2)
	9	Sole Dispositive Power 1,096,854 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,572,631 (1)(3)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.8% (4)(5)
14	Type of Reporting Person (See Instructions) IN

(1)	Each share of Common Stock is entitled to one vote.

(2)	Represents all shares of Common Stock of Victory Capital Holdings, Inc. subject to the ESHA discussed in this Schedule 13D. As discussed in this Schedule 13D, the Reporting Person is one of three committee members of the ESC under the ESHA and shares voting power over all of the shares subject to the ESHA with the other committee members. Includes 1,089,354 shares over which the Reporting Person has granted a voting proxy to the ESC. The Reporting Person disclaims beneficial ownership of all shares subject to the ESHA except for those shares directly owned by him.

(3)	Represents all shares of Common Stock owned by parties to the ESHA, and Common Stock owned by the Reporting Person. The Reporting Person does not have investment power with respect to any of the shares subject to the ESHA, except for those included in Row 9. The Reporting Person disclaims beneficial ownership of all shares subject to the ESHA except for those shares directly owned by him.

(4)	Represents the amount in Row 11 divided by the sum of (w) 11,700,000 shares of Common Stock outstanding as of February 7, 2018, as reported in the Registration Statement, (x) 1,110,860 additional shares of Common Stock sold on March 13, 2018 to the underwriters of the public offering pursuant to the Registration Statement on partial exercise of such underwriters’ option to purchase additional shares, (y) 45,403,761 shares of Common Stock that were issued upon the transfer and conversion of shares of Class B common stock prior to or upon the elimination of the dual-class share structure and subsequent to the elimination of the dual-class share structure, upon the vesting of restricted shares or exercise of options, (z) 2,040,443 shares of Common Stock issuable upon vesting of restricted shares or exercise of options beneficially owned by employees party to the ESHA, and (aa) 6,524,688 shares of Common Stock outstanding currently subject to the ESHA.

(5)	Based on a total of 66,779,752 shares of Common Stock (consisting of (i) 64,739,309 shares of outstanding Common Stock as of May 31, 2024, (ii) 927,623 unvested restricted shares of Common Stock beneficially owned by employees party to the ESHA and (iii) 1,112,820 shares of Common Stock issuable upon the exercise of options beneficially owned by employees party to the ESHA), the Reporting Person beneficially owns 12.8% of Victory Capital Holdings, Inc.’s outstanding Common Stock.

SCHEDULE 13D

CUSIP No. 92645B 103

1	Name of Reporting Person Mannik S. Dhillon (In his capacity as a member of the Employee Shareholders Committee)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,220 (1)
	8	Shared Voting Power 8,565,131 (1)(2)
	9	Sole Dispositive Power 275,241 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,569,351 (1)(3)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.8% (4)(5)
14	Type of Reporting Person (See Instructions) IN

(1)	Each share of Common Stock is entitled to one vote.

(2)	Represents all shares of Common Stock of Victory Capital Holdings, Inc. subject to the ESHA discussed in this Schedule 13D. As discussed in this Schedule 13D, the Reporting Person is one of three committee members of the ESC under the ESHA and shares voting power over all of the shares subject to the ESHA with the other committee members. Includes 271,021 shares over which the Reporting Person has granted a voting proxy to the ESC. The Reporting Person disclaims beneficial ownership of all shares subject to the ESHA except for those shares directly owned by him.

(3)	Represents all shares of Common Stock owned by parties to the ESHA, and Common Stock owned by the Reporting Person. The Reporting Person does not have investment power with respect to any of the shares subject to the ESHA, except for those included in Row 9. The Reporting Person disclaims beneficial ownership of all shares subject to the ESHA except for those shares directly owned by him.

(4)	Represents the amount in Row 11 divided by the sum of (w) 11,700,000 shares of Common Stock outstanding as of February 7, 2018, as reported in the Registration Statement, (x) 1,110,860 additional shares of Common Stock sold on March 13, 2018 to the underwriters of the public offering pursuant to the Registration Statement on partial exercise of such underwriters’ option to purchase additional shares, (y) 45,403,761 shares of Common Stock that were issued upon the transfer and conversion of shares of Class B common stock prior to or upon the elimination of the dual-class share structure and subsequent to the elimination of the dual-class share structure, upon the vesting of restricted shares or exercise of options, (z) 2,040,443 shares of Common Stock issuable upon vesting of restricted shares or exercise of options beneficially owned by employees party to the ESHA, and (aa) 6,524,688 shares of Common Stock outstanding currently subject to the ESHA.

(5)	Based on a total of 66,779,752 shares of Common Stock (consisting of (i) 64,739,309 shares of outstanding Common Stock as of June 21, 2024, (ii) 927,623 unvested restricted shares of Common Stock beneficially owned by employees party to the ESHA and (iii) 1,112,820 shares of Common Stock issuable upon the exercise of options beneficially owned by employees party to the ESHA), the Reporting Person beneficially owns 12.8% of Victory Capital Holdings, Inc.’s outstanding Common Stock.

SCHEDULE 13D

CUSIP No. 92645B 103

About this Amendment No. 7

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) relates to the Schedule 13D filed on February 22, 2018 (the “Original Schedule 13D”), by the Reporting Persons, relating to the Common Stock, par value $0.01 per share, of the Company. This Amendment No. 7 does not restate disclosures in the Original Schedule 13D that are not being amended and should be read in conjunction with the Original Schedule 13D. Capitalized terms used but not defined herein have the meanings provided in the Original Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 of the Original Schedule 13D, as amended, is hereby amended and supplemented to include the following:

On July 8, 2024, the Company, Amundi Asset Management S.A.S., a French sociéte par actions simplifiée (“Seller”) and, solely for certain sections thereof, Amundi S.A., a French sociéte anonyme, entered into that certain Contribution Agreement (the “Contribution Agreement”), pursuant to which, upon the terms and subject to the conditions set forth therein, at the closing of the transactions contemplated thereby (the “Transaction”), Seller will contribute to the Company, and the Company will accept from Seller, all of the shares of common stock of Amundi Holdings US, Inc., a Delaware corporation (“Amundi US”), in exchange for equity securities of the Company representing a 26.1% economic stake, subject to customary adjustments (the “Share Issuance”). The Share Issuance is subject to approval of the Company’s shareholders at a special meeting (the “Special Meeting”) of the Company’s shareholders to be called for the purpose of voting on the Share Issuance as well as certain amendments to the Company’s charter (the “Charter Amendment”).

In connection with the entry into the Contribution Agreement by the parties thereto, on July 8, 2024, the ESC entered into that certain Voting Agreement (the “Voting Agreement”) with Seller, pursuant to which the ESC agreed to vote the shares of Common Stock held by Company employees, subject to the ESHA and held with the Company’s transfer agent (the “Specified Shares”) as of the record date for the Special Meeting in favor of (a) the Share Issuance and the Charter Amendments and (b) against any competing proposal, in each case, subject to the terms and conditions set forth therein. Additionally, under the Voting Agreement, the ESC has agreed, for so long as Seller retains the right to nominate any person for election to the Board of Directors of the Company (the “Board”) pursuant a shareholder agreement to be entered into by the Company and Seller at the closing of the Transaction , not to nominate any person for election to the Board in lieu of, or in a contested election with, such nominee of Seller.

The foregoing description of the Voting Agreement is qualified in its entirety by the terms and conditions of the Voting Agreement, filed as Exhibit 99.4 hereto and which is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Original Schedule 13D, as amended, are hereby amended and restated to read in full as follows:

Name	Aggregate Number of Shares of Common Stock Beneficially Owned	Percentage of Outstanding Common Stock	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
David C. Brown	8,641,631	12.9%	76,500	8,565,131	2,076,222	—
Michael D. Policarpo	8,572,631	12.8%	7,500	8,565,131	1,096,854	—
Mannik S. Dhillon	8,569,351	12.8%	4,220	8,565,131	275,241	—

The percentages in the column titled Percentage of Outstanding Common Stock are calculated in accordance with Rule 13d-3(d)(1)(i) and thereby represent each Reporting Person’s aggregate number of shares of Common Stock beneficially owned, divided by the sum of (w) 11,700,000 shares of Common Stock outstanding as of February 7, 2018, as reported in the Registration Statement, (x) 1,110,860 additional shares of Common Stock sold on March 13, 2018 to the underwriters of the public offering pursuant to the Registration Statement on partial exercise of such underwriters’ option to purchase additional shares, (y) 45,403,761 shares of Common Stock that were issued upon the transfer and conversion of shares of Class B common stock prior to or upon the elimination of the dual-class share structure and subsequent to the elimination of the dual-class share structure, upon the vesting of restricted shares or exercise of options, (z) 2,040,443 shares of Common Stock issuable upon vesting of restricted shares or exercise of options beneficially owned by employees party to the ESHA, and (aa) 6,524,688 shares of Common Stock outstanding currently subject to the ESHA.

Based on a total of 66,779,752 shares of Common Stock (consisting of (i) 64,739,309 shares of outstanding Common Stock as of May 31, 2024, (ii) 927,623 unvested restricted shares of Common Stock beneficially owned by employees party to the ESHA and (iii) 1,112,820 shares of Common Stock issuable upon the exercise of options beneficially owned by employees party to the ESHA), the Reporting Persons each beneficially own 12.9%, 12.8% and 12.8%, respectively, of the Company’s outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D, as amended, is hereby amended and supplemented to include the following:

The information set forth in Item 4 hereof and Exhibit 99.4 of this Amendment No. 7 are incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

99.4	Voting Agreement, dated as of July 8, 2024

SCHEDULE 13D

CUSIP No. 92645B 103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2024

DAVID C. BROWN (In his capacity as a member of the Employee Shareholders Committee)

/s/ David C. Brown

MICHAEL D. POLICARPO (In his capacity as a member of the Employee Shareholders Committee)

/s/ Michael D. Policarpo

MANNIK S. DHILLON (In his capacity as a member of the Employee Shareholders Committee)

/s/ Mannik S. Dhillon